April 26, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Raj Rajan
Mr. Brian K. Bhandari
Ms. Tia Jenkins

	Re:	Hansen Natural Corporation
Form 10-K For Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 000-18761

Dear Mr. Rajan, Mr. Bhandari and Ms. Jenkins:

We wish to acknowledge receipt of your letter dated April 14, 2011 to Mr. Rodney C. Sacks, related to the U.S. Securities and Exchange Commission’s comments on Hansen Natural Corporation’s Form 10-K referred to above.

As discussed in communication between Mr. Raj Rajan and Mr. Matthew Burroughs (Financial Controller), Hansen Natural Corporation will submit its response to your letter on or before May 6, 2011.

If you have any questions or need any additional information, please feel free to contact the undersigned at (951) 739-6200 at your convenience.

Sincerely,

/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors, President and Chief Financial Officer